UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

MINUTES No. 262 OF THE SUPERVISORY COMMITTEE’S MEETING

In the City of Buenos Aires, on November 6, 2013, at 10:00 a.m., the undersigning members of the Supervisory Committee held a meeting at Av. Del Libertador 6363, 11th floor. The members of the Committee stated that due to the lack of matters to transact during September and October, there was no need to hold the monthly meetings of the Committee, and asked for that circumstance to be recorded. Mr. José Daniel Abelovich, member and Chairman of the Committee, after verifying legal and statutory quorum, declared the meeting duly held and moved to consider the FIRST ITEM of the Agenda: 1) ConsideraTION OF THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2013. The Chairman stated that as members of the Supervisory Committee have been provided access to and timely delivery of the documents related to the third quarter ended September 30, 2013, as well as the independent auditor's limited review report, the Committee has reviewed them, as well as the remaining documents including the conclusions of such auditors’ report, whose criteria were shared by the Committee. As a result of the analysis conducted by the members of the Supervisory Committee, and having all of them been aware of the documents and decisions made by corporate bodies, Mr. Abelovich moved to approve all decisions. After discussion, the motion was unanimously approved. The Chairman proposed considering the SECOND  ITEM  of the Agenda: 2) SUPERVISORY COMMITTEE’S REPORT AND OTHER RELATED DOCUMENTS. signature authorization. Mr. Abelovich stated that the Supervisory Committee shall issue its report and requested all attendees to consider a draft report, which is transcribed below:

Supervisory Committee’s Report

To the Shareholders of

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

1.     In accordance with the provisions of section 294 of Argentine Companies Law No. 19.550, the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores)  and the Regulations of the Buenos Aires Stock Exchange, we have reviewed the basic interim condensed financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter referred to as “Edenor S.A.” or “the Company”), including the basic interim condensed balance sheet as of September 30, 2013, the basic interim condensed statement of comprehensive income for the nine–month and three-month periods ended September 30, 2013, and the basic interim condensed statement of changes in stockholders´ equity and cash flow for the nine-month period then ended, and selected supplementary notes thereto. Balances and other information pertaining to the 2012 fiscal year and its interim periods are an integral part of the financial statements mentioned above and shall then be considered in connection with those financial statements.

2.     The Company’s Board of Directors is responsible for preparing and filing the basic interim condensed financial statements in accordance with the professional accounting standards under Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas, FACPCE), incorporated by the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, particularly, from International Accounting Standard 34 “Interim Financial Reporting” (IAS 34) approved by the International Accounting Standards Board (IASB) and were used in the preparation of the consolidated condensed interim financial statements of Edenor S.A. with its subsidiary, in the aspects mentioned in note 3 to the basic interim condensed financial statements attached hereto. Our responsibility is to render a conclusion based on the review conducted with the scope described in paragraph 3.

3.      Our review was conducted in accordance with prevailing auditing standards. Such standards require financial statements to be reviewed subject to the procedures set forth by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of interim financial statements, including the verification of the consistency of the documents reviewed with the information on corporate decisions, as disclosed in minutes, and the conformity of those decisions to the law and the Company’s by-laws insofar as concerns formal and documentary aspects. Our review was conducted based on the audit performed by the Company’s independent auditors, Price Waterhouse & Co. S.R.L., who issued a limited review report dated November 6, 2013, with no additional qualifications except for those mentioned in items 4, 5, an 6 below. A limited review mainly consists in applying analytic methods to the figures disclosed in basic interim condensed financial statements and making inquiries to the Company’s personnel responsible for preparing the information included in the basic interim condensed financial statements and its subsequent analysis. The scope of this review is considerably inferior to an audit, which is focused on rendering an opinion on the financial statements considered as a whole. Consequently, we do not render an opinion on the basic balance sheet, basic statement of comprehensive income and basic statement of cash flows of the Company. We have not assessed any business administrative, financing, and marketing decisions, as they fall within the exclusive competence of the Board of Directors and the Shareholders’ Meeting.

4.     In Note 1 to the basic interim condensed financial statements, the Company reported that constant increase in operation costs necessary to maintain the same level of service and the delay in receiving rate increases and acknowledgment of real higher costs under Memorandum of Agreement as described in Note 2 to those financial statements, have significantly affected and will continue to significantly affect the Company’s economic and financial situation, even considering the favorable effects caused by the application of Ente Nacional Regulador de la Electricidad Resolution n° 347/12 and Energy Secretary Resolution n° 250/13.

It was further reported that proceeds from effective rate schemes, even considering the favorable effects of the application of the resolutions mentioned above, did not allow for the absorption of operation costs, investment requirements and payment of financial services; accordingly, the Company´s Management estimates that such flow shortage will result, once again, in working capital deficit.

5.   Based on the situation described in Note 1 and as set forth in its accounting policies, the Company has prepared its forecasts for the purposes of assessing the recoverable value of its non-current assets, with the understanding that it will obtain better rates in line with the existing scenario. Future cash flows and actual income/loss may differ from the estimates and evaluations conducted by the Management as of the date of preparation of these basic interim condensed financial statements. In this regard, we are unable to anticipate whether the assumptions used by the Management to prepare those estimates will actually take place in the future and, consequently, if the recoverable values of non-current assets will exceed their respective net book value.

6.   Situations described in items 4 and 5 lead to uncertainty as regards the Company being able to continue operating as a going concern. The Company has prepared the basic interim condensed financial statements attached hereto using accounting standards applicable to any going concern. Therefore, those financial statements do not include the effects of any adjustments and/or reclassifications, if any, that might be required in case the situation above described is not sorted out enabling the Company to continue doing business and in the event the Company is forced to realize its assets and/or repay its liabilities, including contingent liabilities, under conditions other than in the ordinary course of business.

7.   Based on our review, with the extent described above and considering the effect on the basic interim condensed financial statements of any adjustments and/or reclassifications, if any, that might be required to sort out the situations described in paragraphs 4, 5, and 6,  we noticed no particular aspect that led us to believe that the basic interim condensed financial statements mentioned in paragraph 1 were not prepared, in all material respects, in accordance with the standards under Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences applicable to basic financial statements of the controlling entity.

8.   The provisions of section No. 294 of Law No. 19.550 have been duly met.

City of Buenos Aires, November 6, 2013.

By Supervisory Committee

Daniel Abelovich
Regular Member

Supervisory Committee’s Report

To the Shareholders of

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

1.      In accordance with the provisions of section 294 of Argentine Companies Law No. 19.550, the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Regulations of the Buenos Aires Stock Exchange, we have reviewed the consolidated interim condensed financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter referred to as “Edenor S.A.” or “the Company”) and its subsidiaries, including the consolidated interim condensed balance sheet as of September 30, 2013, the consolidated interim condensed statement of comprehensive income for the nine-month and three-month periods ended September 30, 2013, and the consolidated interim condensed statement of changes in stockholders´ equity and cash flow for the nine-month period then ended, and selected supplementary notes thereto. Balances and other information pertaining to the 2012 fiscal year and its interim periods are an integral part of the financial statements mentioned above and shall then be considered in connection with those financial statements.

2.      The Company’s Board of Directors is responsible for preparing and filing financial statements in accordance with the International Financial Reporting Standards adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) as professional accounting standards and incorporated by the Argentine Securities and Exchange Commission (CNV) to its regulations, as approved by the International Accounting Standards Board (IASB) and, consequently, it is responsible for preparing and filing the consolidated interim condensed financial statements mentioned in paragraph 1, in accordance with the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34). Our responsibility is to render a conclusion based on the review conducted with the scope described in paragraph 3.

3.    Our review was conducted in accordance with prevailing auditing standards. Such standards require financial statements to be reviewed subject to the procedures set forth by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of interim financial statements, including the verification of the consistency of the documents reviewed with the information on corporate decisions, as disclosed in minutes, and the conformity of those decisions to the law and the Company’s by-laws insofar as concerns formal and documentary aspects. Our review was conducted based on the audit performed by the Company’s independent auditors, Price Waterhouse & Co. S.R.L., who issued a limited review report dated November 6, 2013, with no additional qualifications except for those mentioned in items 4, 5 and 6 below. A limited review mainly consists in applying analytic methods to the figures disclosed in consolidated interim condensed financial statements and making inquiries to Edenor S.A.’s personnel responsible for preparing the information included in the consolidated interim condensed financial statements and its subsequent analysis. The scope of this review is considerably inferior to an audit, which is focused on rendering an opinion on the financial statements considered as a whole. Consequently, we do not render an opinion on the consolidated balance sheet, consolidated statement of comprehensive income and consolidated statement of cash flows of Edenor S.A. We have not assessed any business administrative, financing, and marketing decisions, as they fall within the exclusive competence of the Board of Directors and the Shareholders’ Meeting.

4.    In Note 1 to the consolidated interim condensed financial statements, the Company reported that constant increase in operation costs necessary to maintain the same level of service and the delay in receiving rate increases and acknowledgment of real higher costs under Memorandum of Agreement as described in Note 2 to those financial statements, have significantly affected and will continue to significantly affect the Company’s economic and financial situation, even considering the favorable effects caused by the application of Ente Nacional Regulador de la Electricidad Resolution n° 347/12 and Energy Secretary Resolution n° 250/13.

It was further reported that proceeds from effective rate schemes, even considering the favorable effects of the application of the resolutions mentioned above, did not allow for the absorption of operation costs, investment requirements and payment of financial services; accordingly, the Company´s Management estimates that such flow shortage will result, once again, in working capital deficit.

5. Based on the situation described in Note 1 and as set forth in its accounting policies, the Company has prepared its forecasts for the purposes of assessing the recoverable value of its non-current assets, with the understanding that it will obtain better rates in line with the existing scenario. Future cash flows and actual income/loss may differ from the estimates and evaluations conducted by the Management as of the date of preparation of these consolidated interim condensed financial statements. In this regard, we are unable to anticipate whether the assumptions used by the Management to prepare those estimates will actually take place in the future and, consequently, if the recoverable values of non-current assets will exceed their respective net book value.

6. Situations described in items 4 and 5 lead to uncertainty as regards the Company being able to continue operating as a going concern. The Company has prepared the consolidated interim condensed financial statements attached hereto using accounting standards applicable to any going concern. Therefore, those financial statements do not include the effects of any adjustments and/or reclassifications, if any, that might be required in case the situation above described is not sorted out enabling the Company to continue doing business and in the event the Company is forced to realize its assets and/or repay its liabilities, including contingent liabilities, under conditions other than in the ordinary course of business.

7.    Based on our review, with the extent described above and considering the effect on the consolidated interim condensed financial statements of any adjustments and/or reclassifications, if any, that might be required to sort out the situations described in paragraphs 4, 5, and 6,  we noticed no particular aspect that led us to believe that the consolidated interim condensed financial statements mentioned in paragraph 1 were not prepared, in all material respects, in accordance with the International Accounting Standard 34.

8.    The provisions of section No. 294 of Law No. 19.550 have been duly met.

City of Buenos Aires, November 6, 2013.

By Supervisory Committee

Daniel Abelovich
Regular Member

Thereafter, Mr. Jorge Pardo took the floor, and proposed a report that differed from the draft text of Mr. Abelovich, thus he moved the Committee to approve the report with the text included below:

Supervisory Committee’s Report

To the Shareholders of

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

1.     In accordance with the provisions of section 294 of Argentine Companies Law No. 19.550, the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Regulations of the Buenos Aires Stock Exchange, we have reviewed the basic interim condensed financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter referred to as “Edenor S.A.” or “the Company”), including the basic interim condensed balance sheet as of September 30, 2013, the basic interim condensed statement of comprehensive income for the nine-month and three-month periods ended September 30, 2013, and the basic interim condensed statement of changes in stockholders´ equity and cash flow for the nine-month period then ended, and selected supplementary notes thereto. Balances and other information pertaining to the 2012 fiscal year and its interim periods are an integral part of the financial statements mentioned above and shall then be considered in connection with those financial statements.

2.     The Company’s Board of Directors is responsible for preparing and filing the basic interim condensed financial statements in accordance with the professional accounting standards under Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas, FACPCE), incorporated by the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, particularly, from the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34) approved by the International Accounting Standards Board (IASB) and were used in the preparation of the consolidated condensed interim financial statements of Edenor S.A. with its subsidiary, in the aspects mentioned in Note 3 to the basic interim condensed financial statements attached hereto. Our responsibility is to render a conclusion based on the review conducted with the scope described in paragraph 3.

3.     Our review was conducted in accordance with prevailing auditing standards. Such standards require financial statements to be reviewed subject to the procedures set forth by Technical Resolution No. 7 of the FACPCE for limited reviews of interim financial statements, including the verification of the consistency of the documents reviewed with the information on corporate decisions, as disclosed in minutes, and the conformity of those decisions to the law and the Company’s by-laws insofar as concerns formal and documentary aspects. Our review was conducted based on the audit performed by the Company’s independent auditors, Price Waterhouse & Co. S.R.L., who issued a limited review report dated November 6, 2013, with no additional qualifications except for those mentioned in items 4, 5, and 6. A limited review mainly consists in applying analytic methods to the figures disclosed in basic interim condensed financial statements and making inquiries to the Company’s personnel responsible for preparing the information included in the basic interim condensed financial statements and its subsequent analysis. The scope of this review is considerably inferior to an audit, which is focused on rendering an opinion on the financial statements considered as a whole. Consequently, we do not render an opinion on the basic balance sheet, basic statement of comprehensive income and basic statement of cash flows of the Company. We have not assessed any business administrative, financing, and marketing decisions, as they fall within the exclusive competence of the Board of Directors and the Shareholders’ Meeting.

4.     In Note 1 to the basic interim condensed financial statements, the Company reported that constant increase in operation costs necessary to maintain the same level of service and the delay in receiving rate increases and acknowledgment of real higher costs under Memorandum of Agreement as described in Note 2 to those financial statements, have significantly affected and will continue to significantly affect the Company’s economic and financial situation, even considering the favorable effects caused by the application of Ente Nacional Regulador de la Electricidad Resolution N° 347/12 and Energy Secretary Resolution N° 250/13.

It was further reported that proceeds from effective rate schemes, even considering the favorable effects of the application of the resolutions mentioned above, did not allow for the absorption of operation costs, investment requirements and payment of financial services; accordingly, the Company´s Management estimates that such flow shortage will result, once again, in working capital deficit.

5.     Based on the situation described in Note 1 and as stated in its accounting policies, the Company has prepared its forecasts for the purposes of assessing the recoverable value of its non-current assets, with the understanding that it will obtain better rates in line with the existing scenario. Future cash flows and actual income/loss may differ from the estimates and evaluations conducted by the Management as of the date of preparation of these basic interim condensed financial statements. In this regard, we are unable to anticipate whether the assumptions used by the Management to prepare those estimates will actually take place in the future and, consequently, if the recoverable values of non-current assets will exceed their respective net book value.

6.     Based on our review, and considering the situations described in items 4 and 5, we noticed no particular aspect that led us to believe that the basic interim condensed financial statements mentioned in paragraph 1 were not prepared, in all material respects, in accordance with the provisions of Technical Resolution n° 26 of the FACPCE applicable to basic financial statements of any controlling company.

7.     The provisions of section No. 294 of Law No. 19.550 have been duly met.

City of Buenos Aires, November 6, 2013.

By Supervisory Committee

Jorge R. Pardo
Regular Member

Supervisory Committee’s Report

To the Shareholders of

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

1.     In accordance with the provisions of section 294 of Argentine Companies Law No. 19.550, the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Regulations of the Buenos Aires Stock Exchange, we have reviewed the consolidated interim condensed financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter referred to as “Edenor S.A.” or “the Company”) and its subsidiaries, including the consolidated interim condensed balance sheet as of September 30, 2013, the consolidated interim condensed statement of comprehensive income for the nine-month and three-month periods ended September 30, 2013, and the consolidated interim condensed statement of changes in stockholders´ equity and cash flow for the nine-month period then ended, and selected supplementary notes thereto. Balances and other information pertaining to the 2012 fiscal year and its interim periods are an integral part of the financial statements mentioned above and shall then be considered in connection with those financial statements.

2.     The Company’s Board of Directors is responsible for preparing and filing financial statements in accordance with the International Financial Reporting Standards adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) as professional accounting standards and incorporated by the Argentine Securities and Exchange Commission (CNV) to its regulations, as approved by the International Accounting Standards Board (IASB) and, consequently, it is responsible for preparing and filing the consolidated interim condensed financial statements mentioned in paragraph 1 in accordance with the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34). Our responsibility is to render a conclusion based on the review conducted with the scope described in paragraph 3.

3.         Our review was conducted in accordance with prevailing auditing standards. Such standards require financial statements to be reviewed subject to the procedures set forth by Technical Resolution No. 7 of the FACPCE for limited reviews of interim financial statements, including the verification of the consistency of the documents reviewed with the information on corporate decisions, as disclosed in minutes, and the conformity of those decisions to the law and the Company’s by-laws insofar as concerns formal and documentary aspects. Our review was conducted based on the audit performed by the Company’s independent auditors, Price Waterhouse & Co. S.R.L., who issued a limited review report dated November 6, 2013, with no additional qualifications except for those mentioned in items 4, 5, and 6. A limited review mainly consists in applying analytic methods to the figures disclosed in consolidated interim condensed financial statements and making inquiries to Edenor S.A.’s personnel responsible for preparing the information included in the consolidated interim condensed financial statements and its subsequent analysis. The scope of this review is considerably inferior to an audit, which is focused on rendering an opinion on the financial statements considered as a whole. Consequently, we do not render an opinion on the consolidated balance sheet, consolidated statement of comprehensive income and consolidated statement of cash flows of Edenor S.A. We have not assessed any business administrative, financing, and marketing decisions, as they fall within the exclusive competence of the Board of Directors and the Shareholders’ Meeting.

4.     In Note 1 to the consolidated interim condensed financial statements, the Company reported that constant increase in operation costs necessary to maintain the same level of service and the delay in receiving rate increases and acknowledgment of real higher costs under Memorandum of Agreement as described in Note 2 to those financial statements, have significantly affected and will continue to significantly affect the Company’s economic and financial situation, even considering the favorable effects caused by the application of Ente Nacional Regulador de la Electricidad Resolution N° 347/12 and Energy Secretary Resolution N° 250/13.

It was further reported that proceeds from effective rate schemes, even considering the favorable effects of the application of the resolutions mentioned above, did not allow for the absorption of operation costs, investment requirements and payment of financial services; accordingly, the Company´s Management estimates that such flow shortage will result, once again, in working capital deficit.

5.      Based on the situation described in Note 1 and as stated in its accounting policies, the Company has prepared its forecasts for the purposes of assessing the recoverable value of its non-current assets, with the understanding that it will obtain better rates in line with the existing scenario. Future cash flows and actual income/loss may differ from the estimates and evaluations conducted by the Management as of the date of preparation of these consolidated interim condensed financial statements. In this regard, we are unable to anticipate whether the assumptions used by the Management to prepare those estimates will actually take place in the future and, consequently, if the recoverable values of non-current assets will exceed their respective net book value.

6.     Based on our review, and considering the situations described in items 4 and 5, we noticed no particular aspect that led us to believe that the consolidated interim condensed financial statements mentioned in paragraph 1 were not prepared, in all material respects, in all material respects, in accordance with the IAS 34.

7.     The provisions of section No. 294 of Law No. 19.550 have been duly met.

City of Buenos Aires, November 6, 2013

By Supervisory Committee

Jorge Pardo
Regular Member

In addition, Mr. Jorge Pardo moved that in the event the report proposed by him were not approved, it would be submitted to the Board of Directors’ consideration as a report presented by the minority and the report finally approved, as a report presented by the majority. Thereafter, after discussion, by majority of votes present, the Supervisory Committee RESOLVED  to approve the report prepared by Mr. Abelovich, as the only report of the Committee, ad-referendum of the approval of the financial statements therein considered by the Board of Directors called on the date hereof. Besides, Mr. Daniel Abelovich was authorized to sign the report, as well as any other documents mentioned above.

There being no further issues to transact, the meeting was adjourned at 11:00 a.m. by Mr. Abelovich.

Daniel Abelovich                                                   Damian Burgio                                                      Jorge Roberto Pardo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 12, 2013